

June 15, 2010

By U.S. Mail and facsimile to (772) 288-6012

William R. Hahl
Chief Financial Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, FL 34994

> **Re:**   **Seacoast Banking Corporation of Florida**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 000-13660**

Dear Mr. Hahl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

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Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis

Nonperforming Assets, page 9

1. Please revise your future filings to quantify the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) concerning troubled debt restructurings and discussion of your success with the different types of concessions. Show us what your disclosure will look like in your response.

2. We note your disclosure on page 55 that you modify certain loans that are not considered TDRs. Please describe the types of modifications performed and explain your rationale for not classifying them as TDRs. In this regard, specifically tell us whether you have performed any loan modifications that you consider to be short term in nature (and provide your definition of short term) and therefore concluded that TDR classification was not required.

3. Please tell us and revise your future filings to disclose whether you have performed any CRE workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:

   - Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;
   - Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
   - Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;
   - Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;
   - Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and
   - Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

4. Please tell us and consider revising your future filings to disclose, whether you have noticed an increase in any loan categories such as commercial real estate or construction loans that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, provide us with the following information and consider enhancing your disclosure in future filings accordingly:

    - The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
    - To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;
    - In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;
    - How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and
    - Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Notes to Consolidated Financial Statements

Note R - Fair Value, page 81

5. Please address and disclose the following as it relates to your appraisal policies:

    - When the Company does not have a new appraisal on file, describe in more detail the procedures performed by your Credit Officers and Special Assets Officers in determining whether the assumptions reflected in these original appraisals are reflective of current market conditions, particularly for those appraisals that are more than a year old;
    - Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO. Tell us how you define collateral dependent loans. In determining the fair value address whether you make adjustments to original appraisals to take into consideration current market conditions. If so, describe the types of adjustments made. Alternatively, if you perform an internal valuation to estimate fair value, please describe the valuation approaches used, the significant assumptions

used in each model, and if multiple valuation approaches are used, the relative weighting of each model. Clarify whether you make any adjustments to current appraisals and if so, describe the types of adjustments made and the reasons for such adjustments.

- When you receive new appraisals, describe the type of appraisals received, such as "retail value" or "as is value";
- Address how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;
- Address the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;
- Address the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately; and
- Address how you determine the amount to charge-off.

Show us what your disclosure will look like in your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3872 if you have any questions regarding our comments.

Sincerely,

Hugh West
Branch Chief